UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

National Energy Services Reunited Corp.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares, no par value

(Title of Class of Securities)

G6375R 115

(CUSIP Number of Class of Securities)

Jennifer Howard

General Counsel

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

(832) 925-3777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

William B. Nelson

Allen Overy Shearman Sterling US LLP

800 Capitol Street, Suite 2200

Houston, TX 77002

(713) 354-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed by National Energy Services Reunited Corp., a British Virgin Islands business company (the “Company,” “NESR,” “us” or “we”). This Schedule TO relates to an offer by the Company to the holders of its outstanding warrants (the “Warrants”), each to purchase the Company’s ordinary shares, no par value (the “Ordinary Shares”), to receive 0.10 Ordinary Share in exchange for each of our outstanding Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of May 11, 2017 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the number of the then outstanding Warrants.

On June 23, 2025, the Company filed an amendment to its Registration Statement on Form F-4 relating to the Offer and Consent Solicitation. This Amendment No. 1 is being filed to replace the Prospectus/Offer to Exchange which was attached as Exhibit (a)(1)(i) to the original Schedule TO filed on May 30, 2025.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Item 12(a) of the Schedule TO is amended by replacing Exhibit (a)(1)(i) with the following exhibit:

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on June 23, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer

Dated:	June 23, 2025